UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of Section 54(a) of the Investment Company Act of 1940 (the “Act”), to be subject to the provisions of Sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:	WTI Fund XI, Inc. (the “Company”)
Address of Principal Business Office (No. & Street, City, State, Zip Code):	104 La Mesa Drive Suite 102 Portola Valley, CA 94028
Telephone Number (including area code):	(650) 234-4300
Name and address of agent for service of process:	The Corporation Trust, Incorporated 2405 York Road, Suite 201 Lutherville-Timonium, MD 21093

☒
The Company has filed a registration statement for a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934. The Form 10 was filed initially on February 1, 2024 and amended on March 15, 2024. The File No. is 000-56631.

☐	The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: Not Applicable

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company: Not Applicable

The undersigned company certifies that it is a closed-end company organized under the laws of Maryland and with its principal place of business in California; that it will be operated for the purpose of making investments in securities and described in Section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to Sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of Portola Valley and state of California on the 11th day of April, 2024.

[SEAL]	Signature:	/s/ Maurice C. Werdegar

	By:	Maurice C. Werdegar
Chairman and Director

Attest:	/s/ Jared Thear
Jared Thear
Vice President, Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary